Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

I, Anderson G Candido, FAusIMM., as an author of the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. with an effective date of September 5, 2024, do hereby certify that:

1.	I am Principal Geologist with RPMGlobal USA, Inc. of Suite 210, 7921 Southpark Plaza, Littleton, CO 80120 USA.

2.	I am a graduate of Bachelor of Science (Geology Engineer) from the Ouro Preto Federal University in 2003 with a Bachelor.

3.

I am registered as a Professional Geologist in the Australasian Institute of Mining and Metallurgy (Fellow Member n 990424 “FAusIMM”). I have worked as a principal geologist for a total of 19 years since my graduation. My relevant experience for the purpose of the Technical Report is:

  Geology and Mineral Resource Evaluation

  Exploration geological works

  Geology Development and Operations

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Carangas Gold-Silver Project site from March 27 to 30, 2023 to verify and have a good geology understanding and project perspectives.

6.	I am responsible for Sections 4, 5, 6, 7, 8, 9, 10, 11, 12, and 14 and partially for Sections 1, 2, 3, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated Nov 15th, 2024

Original signed and sealed by

Anderson G Candido, FAusIMM